SO 4/2/04

(A)

VF 4-1-04

04016963

S... ES

S... EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 35363

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WINDSOR FINANCIAL GROUP/DE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 EXCHANGE PLACE, 11th FLOOR

(No. and Street)

JERSEY CITY, NJ 07302

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DENNIS ENRIGHT (201) 656-0115

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRAGER AND FENTON LLP

(Name – *if individual, state last, first, middle name*)

12424 WILSHIRE BLVD. #1000 LOS ANGELES CA 90025

(Address) (City) (State) (Zip Code)

RECEIVED MAR 3 1 2004 187

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PROCESSED APR 05 2004 THOMSON FINANCIAL

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DENNIS ENRIGHT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

WINDSOR FINANCIAL GROUP/DE, INC., as of

DECEMBER 31, 19 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

VERONICA SERRANO
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires November 19, 2008

Veronica Serrano
Notary Public

Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NW CAPITAL
a division of Windsor Financial Group

15 EXCHANGE PLACE
SUITE 1110
JERSEY CITY, NEW JERSEY 07302

TEL (201) 656-0115
FAX (201) 656-4905

March 30, 2004

Securities and Exchange Commission
Division of Market Regulation
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
MAR 31 2004

RE: Windsor Financial Group/DE, Inc.
SEC File #35363
December 31, 2003

Dear Sir/Madam:

Pursuant to the attached letter enclosed please find a Form X-17A-5, Part III Facing Page and Oath or Affirmation signed by a duly authorized officer of the firm.

Based on the copies which we have on file in our office it appears that this item had been included in the original filing. However, in an effort to resolve this matter quickly we have had new Form X-17A-5, Part II Facing Pages and Oaths signed and notarized.

If any other additional information is needed do not hesitate to contact me.

Very truly yours,

James A. Fagan
Managing Director

Encl.

VIA CERTIFIED MAIL 7002-2410-0000-6571-7589

NASD

SEC MAIL RECEIVED MAR 31 2004

March 25, 2004

Mr. James A Fagan
Windsor Financial Group/DE, Inc.
15 Exchange Place
11th Floor
Jersey City, NJ 07302

Dear Mr. Fagan:

This acknowledges receipt of Windsor Financial Group/DE, Inc.'s December 31, 2003 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

> An Oath or Affirmation signed by duly authorized officer, general partner, or proprietor of member firm; and notarized. The Oath or Affirmation must contain an original signature.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section title *SEC Rules & Regulation T.* We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5, Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 7, 2004. Questions may be addressed to Erin Vazquez, Field Supervisor, at (732) 596-2061.

Sincerely,

Glenn Albaum
Staff Supervisor

/kfh

Enclosure: Form X-17A-5 Part III Facing Page

cc: Ramona Lopez, Chief Examiner, Securities and Exchange Commission
Prager & Fenton, LLPCertified Public Accountant
Erin Vazquez, Field Supervisor